July 28, 2004

Fax : 001-202-942-9634
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

Dear Sirs,

Tata Motors Limited
"File No.82-3768" – Information furnished pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"Re : (i) Audited Quarterly Financial Results of the Company for the period ended June 30, 2004
(ii) Listing of the Company's Depositary Receipts Programme on the New York Stock Exchange (NYSE)

As informed to the Stock Exchanges in India on which the Company's securities are listed, we would like to inform you that :

The Directors have at the Board Meeting held today :-

i. taken on record the Audited Quarterly Financial Results for the period ended June 30, 2004.
ii. approved of a proposal for listing the Company's Depositary Receipts Programme on the New York Stock Exchange.

Enclosed please find the Audited Quarterly Financial Results for the period ended June 30, 2004 of the Accounting Year 2004-2005 alongwith the Auditors' Report and the Press Releases issued by the Company with respect to the above."

Kindly contact the undersigned in Mumbai at the below-mentioned address or on telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl:

TATA

immediate use **PRESS RELEASE**

Tata Motors continues on growth path
PAT up 123%, Volume growth 41% , Revenue up 46%

Mumbai, July 28, 2004: Tata Motors, India's leading automobile manufacturer, today announced its results for the quarter ended June 30, 2004. Total revenue (including other income) at Rs.4286.17 Crores grew by 46% over the corresponding period in 2003-04. The Company's growth continued with Profit Before Tax (PBT) at Rs.303.09 Crores registering a growth of 85%, and Profit After Tax (PAT) increasing by 123% to Rs.223.36 Crores from Rs.100.31 Crores in the first quarter of the previous year. However, the Operating Margins were under pressure at 12% (13.2%), due to increases in all material input costs. The Company continues its thrust on cost reduction and other initiatives to reduce the impact of such cost increases.

The continued economic growth saw a buoyancy in demand for commercial vehicles and passenger cars in the first quarter, with the industry showing a growth of 25%. Tata Motors outperformed the industry growth with its thrust on new product introductions, thereby gaining market shares in both commercial vehicle as well as passenger car segments.

The Company achieved a 41% growth in sales volumes at 84,918 in the first Quarter. Domestic sales of commercial vehicles in the Quarter were 39,877 nos. an increase of 50% and market share improved to 59.6% from 57.1%. Domestic sales of passenger vehicles grew 35% at 40,781 with the Company improving its market share to 17.4% from 15.6%. Exports at 4260 nos. grew by 17% as compared to the corresponding period last year. FOB value of exports for the Quarter stood at Rs.212.18 Crores (US$ 46.21 million), increase of 25% over the corresponding period last year (Rs.169.93 Crores; US$ 36.58 million).

The audited financial results for the Quarter ended June 30, 2004 are enclosed.

- Ends –

Issued by:
Ruchika Batra
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: ruchika.batra@tatamotors.com
www.tatamotors.com

A. F. Ferguson & Co.
Chartered Accountants
Maker Towers 'E'
Cuffe Parade
Mumbai 400 005

S. B. Billimoria & Co.
Chartered Accountants
12 Dr Annie Besant Road
Worli
Mumbai 400 018

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA MOTORS LIMITED

1. We have audited the accompanying statement of financial results of **TATA MOTORS LIMITED**, ("the Company") for the Quarter ended June 30, 2004. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on July 28, 2004.

2. (a) The figures shown in the column headed "Quarter ended June 30, 2003" have been traced from the statement of financial results for the quarter ended June 30, 2003 reviewed by us in terms of our report dated July 21, 2003.

   (b) The figures shown in the column headed "Year ended March 31, 2004" have been traced from the financial statements for the year ended March 31, 2004 audited by us in terms of our report dated May 19, 2004.

3. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion and to the best of our information and according to the explanations given to us, the said results present fairly in conformity with the accounting principles generally accepted in India the profit of the Company for the quarter ended on June 30, 2004.

For A. F. FERGUSON & CO.
Chartered Accountants

sd/-

B. P. SHROFF
Partner
Membership No.: 34382

For S. B. BILLIMORIA & CO.
Chartered Accountants

sd/-

N. VENKATRAM
Partner
Membership No.: 71387

Place: Mumbai
Date: July 28, 2004

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2004

	Particulars		Quarter ended June, 30		Year ended March, 31
			2004	2003	2004
			(Audited)	(Unaudited)	(Audited)
(A)					
1	Vehicle Sales:(in Nos.)				
	Commercial vehicles		39877	26643	152195
	Passenger cars and Utility vehicles		40781	30118	140018
	Exports		4260	3635	22046
			84918	60396	314259
2	Vehicle Production:(in Nos.)				
	Commercial vehicles		45600	25856	159972
	Passenger cars and Utility vehicles		42191	31673	151570
			87791	57529	311542
3	Export Turnover (at F.O.B. value)	Rs. Crores	212.18	169.93	1006.32
		US $ M	46.21	36.58	230.23
(B)			(Rupees Crores)		
1	Sales/Income from operations		4244.93	2924.22	15493.52
	Less: Excise Duty		670.85	421.78	2270.30
	Net Sales/Income from operations		3574.08	2502.44	13223.22
2	Total Expenditure				
	(a) (Increase) / Decrease in stock in trade and work in progress		(249.25)	70.05	141.98
	(b) Consumption of raw materials & components		2582.06	1526.65	8341.39
	(c) Staff cost		236.14	185.59	882.49
	(d) Other expenditure		575.69	388.58	1975.56
	(e) Sub total 2(a) to 2(d)		3144.64	2170.87	11341.42
3	**Operating profit [1-2]**		429.44	331.57	1881.80
4	Other income		41.24	10.49	58.90
5	Interest				
	(a) Gross interest		53.60	58.68	206.65
	(b) Capitalisation of interest/Interest income		(12.02)	(4.89)	(45.39)
	(c) Net interest		41.58	53.79	161.26
6	Product development expenses		26.61	11.44	51.64
7	Depreciation and Amortisation		98.33	93.01	382.60
8	**Profit before exceptional items and tax [3+4-5-6-7]**		304.16	183.82	1345.20
9	Exceptional Items				
	(a) Employee separation cost (Note 3)		1.07	20.15	4.56
	(b) Provision for diminution in value of investments		-	-	48.30
	(c) Sub total of 9(a) and 9(b)		1.07	20.15	52.86
10	**Profit before tax [8-9]**		303.09	163.67	1292.34
11	Less: Provision for taxation				
	(a) Current Tax		91.67	12.58	96.00
	(b) Deferred Tax		(11.94)	50.78	386.00
	(c) Sub total of 11(a) and 11(b)		79.73	63.36	482.00
12	**Profit after tax [10-11]**		223.36	100.31	810.34
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		358.03	319.83	356.83
14	Reserves excluding Revaluation Reserve				3236.77
15	Basic EPS (not annualised)	Rupees	6.26	3.14	24.68
	Diluted EPS (not annualised)	Rupees	5.91	3.07	22.71
16	Aggregate of Non-Promoter Shareholding				
	- Number of Shares		240270689	216674927	235239669
	- Percentage of shareholding		67.12%	67.82%	66.65%

Notes:-

1) Figures for the previous period have been regrouped/reclassified wherever necessary.

2) During the quarter ended June 30, 2004, (a) Rs. 8.13 crores towards premium on the early redemption of Debentures and (b) Issue expenses of Rs. 28.78 crores and prorata provision for premium on redemption of Rs. 8.01 crores of Foreign Currency Convertible Notes have been debited to Securities Premium Account.

3) The Company had charged Rs. 20.15 crores by way of employees separation cost to the Profit and Loss Account for the comparative period in the previous year. In view of the limited revision of the Accounting Standard 26 (AS 26) on 'Intangible Assets', the Company reverted to its earlier accounting policy of amortising such cost over a period of 24 to 84 months, in the year ended March 31, 2004. Had the current accounting policy been followed in the previous period, the employee separation cost reported in the quarter ended June 30, 2003 would have been lower and the profit before tax would have been higher by Rs. 19.91 crores.

4) During the quarter, (a) 30,48,041 Ordinary Shares were allotted consequent to exercise of equivalent number of warrants pertaining to rights issue of 2001 at Rs. 120/- per share and (b) 19,83,949 Ordinary Shares were allotted consequent to conversion of 10,777 1% Foreign Currency Convertible Notes (2008).

5) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6) The Company has raised Rs. 939.13 crores upto June 30, 2004, towards the proceeds from the Rights issue of Convertible and Non-convertible Debentures with detachable warrants issued in 2001. These proceeds have been fully utilised for the stated objectives of capital expenditure, product development expenditure and prepayment/repayment of borrowings.

7) In April 2004, the Company has raised the funds by issuing (a) US$ 100 Million (Rs. 438.5 Crores at issue) by way of Zero Coupon Convertible Notes maturing in April 2009 and (b) US$ 300 Million (Rs.1315.5 Crores at issue) by way of 1% Convertible Notes maturing in April 2011. In both the cases the noteholders have an option to convert these notes into Equity Shares or Depository receipts at pre-determined prices and the Company has a right to redeem subject to certain conditions.

8) As on April 1, 2004, 15 Investor complaints were outstanding. The Company received 124 complaints during the said quarter and disposed off 22 complaints by June 30, 2004. There were 117 complaints unresolved as on June 30, 2004, out of which 116 complaints pertain to non-receipt of interim dividend, which have been resolved as of date.

9) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2004.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on July 28, 2004.

Tata Motors Limited

N. A. Soonawala

N A SOONAWALA
DIRECTOR

Mumbai, July 28, 2004

TATA

immediate use **PRESS RELEASE**

Mumbai, July 28, 2004

TATA MOTORS PROPOSES LISTING ON NYSE

Tata Motors' Board today approved of a proposal to list, during the course of this financial year, the Company's outstanding Global Depositary Receipts (GDRs) on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). The Company is not issuing new shares or raising new capital as part of the NYSE listing.

Tata Motors would be the first Indian company in the automobile and engineering sector to be listed on the NYSE.

- Ends -

Issued by:
Ms. Ruchika Batra
Head - Corporate Communications
Tata Motors Limited
Phone: 56657209
E Mail: ruchika.batra@tatamotors.com
Visit us at www.tatamotors.com